

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 27, 2017

Mr. Michael J. Lyon
Chief Financial Officer
Pattern Energy Group Inc.
Pier 1, Bay 3
San Francisco, CA 94111

> **Re: Pattern Energy Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-36087**

Dear Mr. Lyon:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products